                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER       3235-0145
                                                      Expires:  October 31, 1994
                                                      Estimated  average  burden
                                                      hours per form.......14.90
                                                      --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            Fluor Daniel GTI, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $.001
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  34386C-10-6
            -------------------------------------------------------
                                (CUSIP Number)

                  Raymond M. Bukaty, Esq., Fluor Corporation
                    3333 Michelson Drive, Irvine, CA  92730
                                (714) 975-6692
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 10, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

- -----------------------                                  ---------------------
 CUSIP NO. 34386C-10-6           SCHEDULE 13D              PAGE 2 OF __ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      FLOUR CORPORATION
      95-0740960

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
 5                                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          4,400,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,400,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

- -----------------------                                  ---------------------
 CUSIP NO. 34386C-10-6           SCHEDULE 13D             PAGE 3 OF __ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      FD ENGINEERS & CONSTRUCTORS, INC.
      95-3361207

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
 5                                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          4,400,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,400,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

- -----------------------                                  ---------------------
 CUSIP NO. 34386C-10-6           SCHEDULE 13D              PAGE 2 OF __ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      FLUOR DANIEL, INC.
      95-2758280

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
 5                                                                  [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          4,400,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,400,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

Item 1.  Security and Issuer.
         -------------------
This Schedule 13D relates to the common stock, par value $.001 per share (the "New Common Stock"), issued by Fluor Daniel GTI, Inc., a Delaware corporation (the "Company"), having its principal executive offices at 100 River Ridge Drive, Norwood, MA 02062.

Item 2.  Identity and Background.
         -----------------------
This Schedule 13D is filed by Fluor Daniel, Inc., a California corporation ("Fluor Daniel"), FD Engineers and Constructors, Inc., a California corporation ("FD Engineers") and Fluor Corporation, a Delaware corporation ("Fluor"), which together may be deemed a "group" within the meaning of Rule 13D-5(b)(i) of the Securities Exchange Act of 1934 (the "Act"). Fluor Daniel is a wholly owned subsidiary of FD Engineers. FD Engineers is a wholly owned subsidiary of Fluor. Fluor is a publicly traded company. Except as disclosed in the Schedule 13G-Amendment 1 dated April 9, 1996 jointly filed by FMR Corp., Edward C. Johnson 3d, Abigial P. Johnson, Fidelity Management & Research Company and Fidelity Magellan Fund, which discloses that the foregoing group owns approximately 10.66% of Fluor's common stock, no shareholder of Fluor owns more than 5% of the outstanding and issued shares of Fluor.

The principal office and business address of Fluor Daniel, FD Engineers and Fluor is 3333 Michelson Drive, Irvine, CA 92730.

Through Fluor Daniel and FD Engineers and other domestic and foreign subsidiaries, the principal business of Fluor is providing engineering, procurement, construction, maintenance and other diversified services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources, energy and governmental clients. In addition, Fluor maintains investments in a coal related business through its ownership of AT Massey Coal Company, Inc.

The principal business of Fluor Daniel and FD Engineers is providing engineering, procurement, construction and other diversified services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources, energy and governmental clients.

                                 Page 5 of ___

The names of the executive officers and directors of Fluor Daniel and their positions in Fluor Daniel are as follows:

                            Fluor Daniel                               Business
Name                          Position                                 Address
- ----                        ------------                               --------
Dennis G. Bernhart          Group President - The Americas Group       *

Charles J. Bradley, Jr.     Director; Vice President                   *

Alan L. Boeckmann           Group President - Chemical Process         **
                            & Industrial

Richard D. Carano           Group President - Asia/Pacific             *

Hugh K. Coble               Director; Vice Chairman of the Board       *

E. David Cole, Jr.          Group President - Process Group            **

J. Michal Conaway           Chief Financial Officer                    *

Charles R. Cox              Group President - Industrial Group         **

Lawrence N. Fisher          Director; Vice President-Law &             *
                            Secretary

Thomas P. Merrick           Vice President - Strategic Planning        *

Leslie G. McCraw            Director; Chairman of the Board,           **
                            Chief Executive Officer and President

Charles R. Oliver           Group President - Sales, Marketing         *
                            & Strategic Planning

James O. Rollans            Director; Chief Administrative Officer     *

Carel J. C. Smeets          Group President - Europe, Africa           Fluor Daniel B.V.
                            & Middle East                              Surinameweg 17
                                                                       2035VA Haarlem
                                                                       The Netherlands

James C. Stein              Group President - Diversified Services     *

Richard M. Teater           Group President - Power & Government       *

- --------------------
*  Fluor Daniel, Inc., 3333 Michelson Drive, Irvine, California 92730
** Fluor Daniel, Inc., 100 Fluor Daniel Drive, Greenville, South Carolina
   29607-2762

                                Page 6 of ____

The present principal occupation of each of them is fulfilling his or her duties as officers of Fluor Daniel, FD Engineers and Fluor, as applicable.

The names of the executive officers and directors of FD Engineers and their positions in FD Engineers are as follows:

                       FD Engineers
Name                     Position
- ----                   ------------
J. Michal Conaway      Chief Financial Officer

Lawrence N. Fisher     Director, Secretary

James O. Rollans       President

The principal business address of each of these individuals is 3333 Michelson Drive, Irvine, CA 92730. The present principal occupation of each of them is fulfilling his or her duties as officers of Fluor Daniel, FD Engineers and Fluor.

The names of the executive officers and directors of Fluor, their business addresses, their positions at Fluor and principal occupation are as follows:

                            Fluor                Business                     Principal
Name                       Position              Address                      Occupation
- ----                       --------              ---------                    ----------
Dennis W. Benner      Vice President & CIO       *                            Vice President & CIO

Dennis G. Bernhart    Group President - The      *                            Group President - The
                      Americas Group of                                       Americas Group of
                      Fluor Daniel                                            Fluor Daniel

Don L. Blankenship    Chairman of the Board      A. T. Massey Coal Co.        Chairman of the Board
                      and CEO of A. T. Massey    4 North 4th Street           and CEO of A. T. Massey
                      Coal Company               Richmond, VA 23219           Coal Company

Alan L. Boeckman      Group President -          Fluor Daniel, Inc.           Group President -
                      Chemical Processes and     100 Fluor Daniel Drive       Chemical Processes and
                      Industrial of              Greenville, SC 29607-2762    Industrial of
                      Fluor Daniel                                            Fluor Daniel

Charles J. Bradley    Vice President, Human      *                            Vice President, Human
                      Resources & Administration                              Resources & Admin.

                                 Page 7 of ___

                            Fluor                Business                         Principal
Name                       Position              Address                          Occupation
- ----                       --------              ---------                        ----------
Carroll A. Campbell   Director                   American Council of Life Ins     Business Executive
                                                 1001 Pennsylvania Ave NW
                                                 Washington, DC 20004-2599

Richard D. Carano     Group President - Asia/    *                                Group President - Asia/
                      Pacific of Fluor Daniel                                     Pacific of Fluor Daniel

Hugh K. Coble         Director & Vice Chairman   *                                Vice Chairman

E. David Cole         Group President - Process  Fluor Daniel, Inc.               Group President - Process
                      of Fluor Daniel            One Fluor Daniel Drive           of Fluor Daniel
                                                 Sugar Land, TX 77017

J. Michal Conaway     Vice President & CFO       *                                Vice President & CFO

Charles R. Cox        Group President -          Fluor Daniel, Inc.               Group President -
                      Industrial of              100 Fluor Daniel Drive           Industrial of
                      Fluor Daniel               Greenville, SC 29607-2762        Fluor Daniel

Lawrence N. Fisher    Sr. Vice President - Law   *                                Sr. Vice President - Law
                      & Secretary                                                 & Secretary

Richard A. Flinton    Chairman of the Board of   *                                Chairman of the Board of
                      Fluor Constructors                                          Fluor Constructors
                      International, Inc.                                         International, Inc.

Peter J. Fluor        Director                   Texas Crude Energy, Inc.         Business Executive
                                                 2803 Buffalo Speedway
                                                 Houston, TX 77098

David P. Gardner      Director                   The Wm R. & Flora Hewlett Fndn   Business Executive
                                                 525 Middlefield Road, Suite 200
                                                 Menlo Park, CA 94025

William R. Grant      Director                   Galen Associates                 Business Executive
                                                 666 Third Avenue, Suite 1400
                                                 New York, NY 10017-4011

Bobby R. Inman        Director                   701 Brazos, Suite 500            Business Executive
                                                 Austin, TX 78701

Robert V. Lindsay     Director                   Morgan Guaranty Trust Co of NY   Business Executive
                                                 15 Broad St., 30th Floor
                                                 New York, NY 10015

Vilma S. Martinez     Director                   Munger, Tolles & Olson           Attorney
                                                 355 South Grand Ave, 35th Floor
                                                 Los Angeles, CA 90071-1560

                                 Page 8 of ___

                            Fluor                Business                     Principal
Name                       Position              Address                      Occupation
- ----                       --------              ---------                    ----------
Leslie G. McCraw      Director, Chairman & CEO   Fluor Daniel, Inc.           Chairman and CEO
                                                 100 Fluor Daniel Drive
                                                 Greenville, SC 29607-2762

Thomas P. Merrick     Vice President, Strategic  *                            Vice President, Strategic
                      Planning of Fluor Daniel                                Planning of Fluor Daniel

Buck Mickel           Director                   Fluor Daniel, Inc.           Business Executive
                                                 100 Fluor Daniel Drive
                                                 P.O. Box 19019, DB051
                                                 Greenville, SC 29607

Charles R. Oliver     Group President - Sales,   *                            Group President - Sales,
                      Marketing and Strategic                                 Marketing and Strategic
                      Planning of Fluor Daniel                                Planning of Fluor Daniel

James O. Rollans      Chief Admin Officer        *                            Chief Admin Officer

Martha R. Seger       Director                   4810 East Scarlett Street    Business Executive;
                                                 Tucson, AZ 85711             Professor of Finance

Carel J. C. Smeets    Group President - Europe/  Fluor Daniel B. V.           Group President - Europe/
                      Africa and Middle East of  Surinameweg 17               Africa and Middle East of
                      Fluor Daniel               2035VA Haarlem               Fluor Daniel
                                                 The Netherlands

James C. Stein        Group President -          *                            Group President -
                      Diversified Services of                                 Diversified Services of
                      Fluor Daniel                                            Fluor Daniel

Richard M. Teater     Group President - Power    *                            Group President - Power
                      and Government                                          and Government
- --------------------------
*  Fluor Corporation, 3333 Michelson Drive, Irvine, California 92730

None of the individuals or entities referred to above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the individuals or entities referred to above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 Page 9 of ___

Except for Smeets, all of Fluor Daniel's, FD Engineer's and Fluor's officers and directors are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

The net investment cost of the 4,400,000 shares (the "Shares") of New Common Stock owned by Fluor Daniel is estimated to be in the range of $54 million to $60 million, based on a summary valuation prepared by the Company's financial advisor. This investment consists of $33,350,000 in cash and in addition, effective May 10, 1996, Fluor Daniel Environmental Services, Inc., a California corporation ("FDESI"), a wholly owned subsidiary of Fluor Daniel, was transferred to the Company pursuant to a merger of FDESI into GTI Acquisition Corporation, a California corporation ("Newco"), a wholly owned subsidiary of the Company.

Fluor Daniel used funds from its ultimate parent, Fluor, to purchase the Shares.

Pursuant to the certain Stock Option Agreement dated as of December 11, 1995 between the Company and Fluor Daniel (the "Option Agreement"), which is attached hereto as Exhibit 3, the Company sold to Fluor Daniel for a cash payment of
          ---------
$1,650,000 an option to purchase up to an additional 1,366,000 shares of the Company's common stock (the "Common Stock") or, if exercised after the closing of the Transaction, the New Common Stock (the "Base Shares"), at a purchase price in cash of $17.00 per share (the "Per Share Price"), or $1,650,000 for all of the Base Shares, with both the Base Shares and Per Share Price subject to adjustment as described in Item 4 below. Fluor Daniel has not attempted to arrange financing for the purchase of the Base Shares.

Item 4.  Purchase of Transaction.
         -----------------------

The purpose of the purchase of the Shares was for Fluor Daniel to obtain control of the Company. The Board of Directors for Fluor Daniel, and the Board of Directors of its ultimate parent corporation, Fluor, considered a number of factors in connection with its acquisition of the Shares, including, without limitation, the following: (i) a review of the Company, including a presentation by Fluor Daniel's management regarding its due diligence review of the Company;
(ii) a review of advice of management, financial and legal advisors regarding the terms of that certain Investment Agreement dated December 11, 1995 by and among Fluor Daniel, FDESI, the

                                Page 10 of
                                           ---

Company and Newco (the "Investment Agreement") which is attached hereto as
Exhibit 2, and the transactions contemplated thereby (the "Transaction");
- ---------
(iii) Fluor Daniel's existing position in the environmental service industry and its desire to strengthen and expand its presence in the industry; (iv) quality, diversity and experience of the personnel of the Company, and (v) the Company's experience in the environmental services industry which would be complimentary to the needs of Fluor Daniel, including the Company's extensive experience in remediation services utilizing a wide spectrum of technologies. In addition, the analysis included advice from Fluor Daniel's financial advisors concerning the
(i) the historical results of the Company; (ii) the potential for growth and earnings of the Company following the proposed Transaction; (iii) historical market prices and trading volumes of the Company's common stock; (iv) comparable merger or acquisition transactions; and (v) ranges of estimates of value of the Company based on various analysis. The Fluor Daniel Board also considered the transactions prospective impact on Fluor's earnings per share, as well as opportunities for cost savings. The Fluor Daniel Board also focused on the revenue enhancements expected to result from the Transactions and the respective contributions the parties would bring to the combined corporation. The Fluor Daniel Board did not assign any specific or relative weight to the factors under its consideration. The Fluor Daniel Board determined that the transactions were in the best interest of Fluor Daniel and Fluor.

On December 11, 1995 Fluor Daniel and the Company entered into the Option Agreement. Pursuant to the Option Agreement, the Company sold to Fluor Daniel for a cash payment of $1,650,000 the Option to purchase up to 1,366,000 shares of Common Stock or, if exercised after the closing of the Transaction, the New Common Stock at a per share exercise price of $17.00 per share, with both the Base Shares and the Per Share Price subject to adjustment as described below (the Base Shares, as adjusted are herein referred to as the "Optioned Shares").

     Exercise of the Option. The Option will become exercisable after the first to occur of (i) December 11, 1996 and (ii) Fluor Daniel being entitled to terminate the Investment Agreement pursuant to the terms thereof. Once exercisable, the Option may be exercised in whole or in part prior to its expiration by delivery by Fluor Daniel to the Company of a written notice (the "Notice") specifying the number of Optioned Shares to be purchased and a place and date (the "Option Closing Date") not later than 10 business days from the date of the Notice for the closing of such purchase (the "Option Closing"), provided that if any approvals are required under the HSR Act with respect to such exercise, the Option Closing will be the later of (i) the Option Closing Date specified in the Notice and (ii) the next business day following the date on which the applicable waiting periods under the HSR Act shall have expired. The Option expires on December 11, 1998.

                                Page 11 of
                                          ---

     Adjustment to Base Shares and Per Share Price. In connection with the recapitalization of the Company (so long as the Option is not exercised in full prior to the closing of the Transaction), the aggregate number of shares purchasable upon exercise of the Option will be adjusted by multiplying the Base Shares by the Adjustment Fraction (as defined below). The Per Share Price will be adjusted by dividing the Per Share Price by the Adjustment Fraction. The term "Adjustment Fraction" means a fraction, the numerator of which equals the Current Market Price of the Common Stock and the denominator of which equals the Current Market Price of the New Common Stock. For purposes of the Option, the "Current Market Price" means the average per share closing price for the five trading days (i) immediately preceding the closing of the Transaction, with respect to the Common Stock, and (ii) immediately following the closing of the Transaction, with respect to the New Common Stock. These adjustments have been made and the number of shares subject to the Option is 1,768,970 at an exercise price of $13.1274 per share. The number of Optioned Shares and the Per Share Price are also subject to adjustment upon any change in the outstanding shares of Common Stock or New Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or any other change in the corporate or capital structure of the Company (other than the recapitalization of the Company) to maintain without dilution the rights of Fluor Daniel under the Option.

     Registration Rights. Under the Option Agreement, Fluor Daniel is entitled to certain registration rights with respect to the Optioned Shares. At any time within three years of any Option Closing, the Company is obligated (i) to effect up to two registrations under the Securities Act (each a "Demand Registration") of any or all of the Optioned Shares, one of which such registrations may, at Fluor Daniel's request, so long as the Company satisfies the eligibility requirements of Form S-3 under the Securities Act, be required to be made on a continuous basis pursuant to Rule 415 under the Securities Act and (ii) at the written request of Fluor Daniel delivered within ten (10) days after the Company delivers a notice to Fluor Daniel of the Company's intent to file a registration statement for its common stock, to include any or all of the Optioned Shares in such registration (each an "Incidental Registration"). Fluor Daniel may not request a Demand Registration within 120 days following the effective date of a registration statement filed by the Company in which the Optioned Shares were entitled to join. In an Incidental Registration, upon the written opinion of the managing underwriter that the requested distribution of Optioned Shares would adversely effect the distribution of securities of the Company, the Company may, at its option, either (x) require Fluor Daniel to agree to delay the offering and sale of the Optioned Shares for a reasonable period as requested by the managing underwriter or (y) include in the registration statement only such portion, if any, of the Optioned Shares as the managing underwriter advises may be so included. In addition, The Company is

                                Page 12 of ____
entitled to suspend any obligation to register Optioned Shares for 90 days in any 12-month period if there exists material non-public information about the Company which, in the reasonable opinion of the Company, should not be disclosed. Under the Option Agreement, each of Fluor Daniel and the Company agree to indemnify the other for all losses, claims, damages, liabilities and expenses arising out of statements or omissions of the other contained in any registration statement (and related prospectus).

Pursuant to the Investment Agreement the Company filed an Amended and Restated Certificate of Incorporation on May 10, 1996, which amended Article FOURTH of the Company's Restated Certificate of Incorporation to authorize 25,000,000 shares of New Common Stock and establish the terms thereof and to effect the conversion of each outstanding share of Common Stock into the right to receive $8.62 in cash and .5274 of a share of New Common Stock pursuant to the Transaction. Under Article FOURTH the rights, preferences, privileges and restrictions of the New Common Stock are identical in all respects to those of the Common Stock, except the par value of the New Common Stock is $.001 per share. In addition, the Company's Restated Certificate of Incorporation amended
(a) Article FIRST to change the Company's name to "Fluor Daniel GTI, Inc.", (b) Article THIRD to maximize the legally permissible purposes of the Company under Delaware Law and (c) to delete Article SIXTH, which contained provisions regarding a classified board of directors.

Pursuant to the Investment Agreement, the Company's stockholders approved on May 10, 1996, certain amendments to the Company's Bylaws to, among other things, amend Article 2 (Meeting of Shareholders), Article 3 (Directors), Article 4 (Meeting of the Board of Directors), Article 7 (Officers), Article 8 (Resignations, Removals and Vacancies) and Article 15 (Amendments). Amended
Article 2 of the Bylaws provides that special meetings of the stockholders may be called only upon the written request of the majority of directors then in office. Amended Article 3 of the Bylaws set the size of the Board of Directors at no more than seven members and eliminates the provision allowing enlargement of the Board by a majority vote of the Board or by affirmative vote of two-thirds of the outstanding shares entitled to vote in the election of the directors. Article 3 has also been amended to eliminate the classified board of directors, such that the term of office of each director shall expire at the next annual meeting of shareholders. Amended Article 4 of the Bylaws specifies that a quorum of the Board for the transaction of business shall be a majority of the Board, except as otherwise provided in the Amended and Restated Certificate of Incorporation or the Bylaws. Amended Article 7 of the Bylaws specifies that the Board shall have a Chairman of the Board who shall preside at all meetings of the stockholders and of the Board of Directors. Amended Article 8 of the Bylaws provides that any or all directors may be

                                Page 13 of ____
removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise specified by law or the Amended and Restated Certificate of Incorporation. Amended Article 8 also eliminates provisions relating to the classified board structure to conform to amended Article 3. Amended Article 15 of the Bylaws provides that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the stockholders or by a majority of the full Board of Directors (whether or not present at a meeting). The Bylaws were also amended throughout to reflect the change in the Company's name to "Fluor Daniel GTI, Inc." and to reference the Amended and Restated Certificate of Incorporation rather than the Restated Certificate of Incorporation.

Pursuant to the Investment Agreement, the Amended Bylaws provide for a Board of Directors with no more than seven members, with each director to service until the next annual meeting of stockholders and until his or her successor is elected and qualified or his or her early resignation or removal. As of May 10, 1996 the directors of the Company are as follows: Walter C. Barber, former Chairman, President and Chief Executive Officer of the Company; Alan S. Bufferd and Robert P. Schechter, formerly independent directors of the Company; David L. Myers, J. Michal Conaway and James C. Stein, who are members of Fluor Management; and Ernie Green, an independent director designated by Fluor. In addition, three new vice presidents of the Company were elected, Rhonnie Smith, John Wood and Don Stokely, all former members of FDESI management.

Except as described herein and more fully set forth in the Option Agreement and the Investment Agreement, neither Fluor Daniel, FD Engineers nor Fluor presently have any plans or proposals which relate to or would result in: (a) the acquisition of additional securities, or disposition of securities, of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the insured; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company be delisted from a national securities exchange or cease being authorized to be quoted in a deal of quotation of a registered national securities association; (i) a class of equities

                               Page 14 of _____
securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(iv) of the Act; or (j) any similar action in any of those numerated above.

Each of Fluor Daniel, FD Engineers and Fluor intends to continually review the Company's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and subject to the investment and disposition limitations contained in the Investment Agreement described in Item 6 below, each of Fluor Daniel, FD Engineers and Fluor will continue to consider various alternative courses of action and will in the future take such action with respect to the Company as it deems appropriate in light of circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of New Common Stock of the Company, either in the open market or in privately negotiated transactions, or selling its shares of New Common Stock, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of Fluor Daniel, FD Engineers and Fluor alone, or with other persons. Notwithstanding the foregoing, Fluor Daniel, FD Engineers and Fluor's purchase of additional shares of New Common Stock of the Company and transfer of the New Common Stock are subject to certain restrictions contained in the Investment Agreement, as more particularly described in Item 6 below.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

(a) As of May 10, 1996, Fluor Daniel was the record owner of 4,400,000 shares of New Common Stock, which represents 54.5% of the Company's outstanding New Common Stock, based upon 8,077,288 outstanding shares (before taking into account the payment of cash in respect of fractional shares in the Company recapitalization) as reported by the Company to Fluor Daniel on May 10, 1996.

(b) FD Engineers shares the power, in its capacity as the only parent of Fluor Daniel, to direct the vote and direct the disposition of the New Common Stock directly owned by Fluor Daniel. Fluor shares the power, in its capacity as the only parent of FD Engineers, to direct the vote and direct the disposition of the New Common Stock directly owned by Fluor Daniel.

(c) Fluor Daniel received its shares of New Common Stock on May 10, 1996, as a result of the acquisition of the New Common Stock from the Company in accordance with the Investment Agreement.

                               Page 15 of _____

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

As discussed in Items 3 and 4 above, Fluor Daniel and the Company are parties to the Option Agreement, which is incorporated herein by reference.

The Marketing Agreement dated as of May 10, 1996 between Fluor Daniel and the Company (the "Marketing Agreement"), a copy of which is attached as Exhibit 4,
                                                                    ---------
sets forth the understanding of the Company and Fluor Daniel with respect to their arrangement (a) to work together to approach the environmental services market, (b) for Fluor Daniel to use the Company's services in connection with Fluor Daniel's engineering and construction business, and (c) to provide, on an intercompany basis, support services to each other. Fluor Daniel will continue to provide its customers with engineering and construction services, as well as certain environmental services, such as Department of Energy Management and Operations, Operating and Management, Management and Integration services and so-called "Total Business Solutions" services. Total Business Solutions services are differentiated from the environmental services that will continue to be provided by the Company in that they involve an integration of such services with substantial non-environmental services or involve a substantial increase in the scale and scope of services previously provided by the Company. The Company will continue to provide environmental assessment, remediation and monitoring services.

The Marketing Agreement provides that the Company will have primary responsibility for the marketing and execution of environmental services and Fluor Daniel will have primary responsibility for marketing and execution of Total Business Solutions services. Fluor Daniel will promote the use of the Company, and will retain the Company on a sole-source basis, for environmental services that are related or incidental to Fluor Daniel's engineering and construction business and Total Business Solutions business, provided that use of the Company is acceptable to the customer, the Company has adequate available personnel and other resources to timely and satisfactorily perform the work and the Company's proposed commercial terms are competitive with the market. In addition, the Company and Fluor Daniel will provide overhead support and contract support services to each other on an intercompany basis. The Company will use the

                               Page 16 of _____
name "Fluor Daniel GTI, Inc." during the term of the Marketing Agreement, and subsidiaries of the Company may also use a similar name if the parties decide it is useful in marketing the operations of the Company's subsidiaries.

The term of the Marketing Arrangement is ten years from the closing of the Transaction unless further extended by the parties. In the event Fluor Daniel ceases to own at least 20% of the issued and outstanding equity of the Company, then (a) Fluor Daniel, provided it is not in breach of its obligations pursuant to Section 6.2(d) of the Investment Agreement (with respect to dispositions of New Common Stock held by it), or the Company may terminate the Marketing Agreement prior to expiration of the term; and (b) Fluor Daniel, pursuant to
Section 7.9 of the Investment Agreement, may revoke the license of the Company and its subsidiaries to use the name "Fluor Daniel" in the Company's corporate name.

The Investment Agreement sets forth restrictions on Fluor Daniel in connection with certain transactions between Fluor Daniel and the Company, and in connection with the acquisition, disposition and voting of its shares of New Common Stock. These restrictions are summarized below:

     Material Contracts. From May 10, 1996 until April 30, 1999, neither Fluor Daniel nor its affiliates will be permitted to enter into any contract, with the Company or any of its affiliates that is material to the Company's business as a whole without the prior approval of a majority of the Independent Directors (as defined below), other than any contract, agreement or transaction (a) contemplated by the Marketing Agreement or the Option Agreement, (b) entered into between the parties in the ordinary course of business or (c) governed by the other restrictive provisions described below.

      Acquisition of Securities. Until April 30, 1999, neither Fluor Daniel nor its affiliates will be permitted to purchase or otherwise acquire any New Common Stock, securities of the Company convertible into or exchangeable for New Common Stock or options, rights, warrants and similar securities issued by the Company to acquire New Common Stock, without the prior approval of a majority of the Independent Directors, unless immediately after such purchase or acquisition, the percentage of then outstanding New Common Stock that would be owned of record or beneficially by Fluor Daniel and its affiliates ("Fluor's Percentage") would not exceed 65%. The foregoing restrictions on purchases will not apply to the exercise by Fluor Daniel of the Option, but if the Option is exercised by Fluor Daniel, the Options Shares held by Fluor Daniel

                               Page 17 of _____
will be counted in any determination of Fluor's Percentage with respect to any purchases by Fluor Daniel or its affiliates after the date of such exercise.

     Transfer of Securities.  Until April 30, 1999, Fluor Daniel will not be
     ----------------------
permitted to sell, transfer, mortgage or otherwise dispose of any shares of New Common Stock held by it without the prior approval of a majority of the Independent Directors. The prior approval of the Independent Directors will not be required, however, if there occurs a substantial and extreme adverse change in the business, projects, or condition (financial or otherwise) of the Company that arises from corresponding substantial adverse changes of expected long term duration in the market for environmental services.

     Board of Directors; Voting.  Until April 30, 1999, Fluor Daniel will be
     --------------------------
required to vote all shares of New Common Stock owned by it in favor of fixing the size of the Board of Directors of the Company at not more than seven and in favor of not less than three Independent Directors. Until the annual stockholders' meeting of the Company (or written consent in lieu thereof) held in 1998, Fluor Daniel is required to vote all shares of New Common Stock owned by it in favor of Allan S. Bufferd an Robert P. Schechter (whom Fluor Daniel will also cause to be nominated) in any election of members of the Company's Board of Directors.

     In addition, after May 10, 1996, and until April 30, 1999, the Company is prohibited from taking the actions described below.

     Repurchase of New Common Stock.  Without the prior approval of a majority
     ------------------------------
of the Independent Directors, the Company will not be permitted to purchase any shares of New Common Stock unless immediately after such repurchase, Fluor Daniel's Percentage would not exceed 65%.

     Amendment of Agreements.  Without the prior approval of a majority of the
     -----------------------
Independent Directors, the Company will not be permitted to enter into any amendment or terminate or waive any provision of the Investment Agreement, the Option Agreement or the Marketing Agreement.

     Definition of "Independent Director."  For purposes of the Investment
     -------------------------------------
Agreement, an "Independent Director" is defined as a director of the Company who is not (apart from such directorship) (i) an officer, affiliate, employee, principal stockholder, consultant or partner of Fluor Daniel or any affiliate of Fluor Daniel or of any entity that was dependent upon Fluor Daniel or any affiliate of Fluor Daniel for more than 3% of its revenues or earnings in its most recent

                               Page 18 of _____
fiscal year, (ii) an officer, employee, principal stockholder, consultant or partner of any entity that was dependent upon the Company or any affiliate of the Company for more than 3% of its revenues or earnings in its most recent fiscal year (unless agreed to in writing by Fluor Daniel) or (iii) an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of Fluor Daniel or any of its affiliates (unless agreed to in writing by Fluor Daniel) or of the Company or any of its affiliates.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Fluor Daniel, FD Engineers and Fluor file as Exhibits the following:

Exhibit 1.   Joint Reporting Agreement between Fluor Daniel, FD Engineers and
             Fluor.

Exhibit 2. Investment Agreement dated as of December 11, 1995 by and among Fluor Daniel, FDESI, the Company and Newco.

Exhibit 3. Stock Option Agreement dated as of December 11, 1995 between Fluor Daniel and the Company.

Exhibit 4. Marketing Agreement dated as of May 10, 1996 between Fluor Daniel and the Company.

                               Page 19 of _____

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1996

Fluor Corporation                        Fluor Daniel, Inc.

By: /s/ Lawrence N. Fisher               By: /s/ Lawrence N. Fisher
    -------------------------------          -----------------------------------
    Lawrence N. Fisher, Senior Vice          Lawrence N. Fisher, Vice President-
    President-Law & Secretary                Law & Secretary


                                         FD Engineers & Constructors, Inc.

                                         By: /s/ Lawrence N. Fisher
                                             -----------------------------------
                                             Lawrence N. Fisher, Secretary

                                Page 20 of ____